June 5, 2008

NON-PUBLIC CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq., Special Counsel

Re:	TVI Corporation; File No. 000-10449

Form DFRN14A filed by Allen E. Bender on June 4, 2008

Dear Mr. Duchovny:

As discussed by phone this afternoon, this letter sets forth certain concerns of TVI Corporation (“TVI” or the “Company”) in response to disclosures contained in the above-captioned filing (the “Bender Proxy Statement”) and other recent filings. Specifically, the Company believes that certain past solicitation activities of Messers. Bender and Squires are violative of law. Additionally, the Company believes that statements in the Bender Proxy Statement are false and/or materially misleading for purposes of Exchange Act Rule 14a-9, as set forth below.

With regard to the past solicitation activities of Messers. Bender and Squires and as discussed, we note that although the two remedial DFAN14A filings made by Mr. Bender on June 3, 2008 purport to address concerns regarding the two letters mailed to a total of 11 shareholders and the four chat room postings to which they relate, they do not cover any other communications. Of particular concern to the Company are the communications and activities occurring on, or otherwise attributable to, the listserv promoted by Mr. Bender in his February 22, 2008 chat room posting. As discussed, clearly that posting represented an attempt by Mr. Bender to promote and conduct additional off-line solicitation activities. Consequently, the recent remedial filings fail to address this additional source of past solicitation activities.

More fundamentally, the two remedial filings represent an explicit concession by Mr. Bender that at least 11 stockholders were solicited by the known subject communications, thus rendering Mr. Bender’s prior reliance on Exchange Act Rules 14a-2(b)(1) and (2) misplaced and unavailing. Without repeating here the legal analysis set forth in our May 5, 2008 letter to you, the Company submits that the filing by Mr. Bender of a Proxy Statement and the broad solicitation activities contemplated thereby render the prior solicitation activities of the Bender Group violative of the Proxy Rules.

In order to assist you in your review of the Company’s most recent 14a-9 concern, we have set forth below the relevant text from the Bender Proxy Statement appearing in italicized print followed by the Company’s concern.

Letter to Stockholders, page 1

Bender Disclosure: “You may vote on line, by using the automated phone system, or by signing, dating, and returning the Proxy Card in the prepaid envelope provided.”

Company concern: The statement is misleading, as is it is offered without any description of either Internet voting procedures or the validity under Maryland law of proxies granted pursuant thereto.

In support we note that the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. N. PROXY RULES AND SCHEDULE 14A at N. 17 provides: “When a company offers shareholders the option of submitting a proxy by Internet, the proxy statement should include a description of Internet voting procedures and the validity under applicable state law of proxies granted pursuant to this mechanism of electronic transmission. Rule 14a-9 requires similar disclosure on the proxy card.” N. 45 provides similar guidance.

The statement should be deleted or revised.

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Daniel F. Duchovny, Esq.

June 5, 2008

The Company appreciates your attention to these concerns and strongly encourages the Staff to take appropriate action to prohibit Bender or others from delivering the Bender Proxy Statement to any Company stockholder until such time it has been revised to correct the false and misleading disclosures noted above. Additionally, the Company reserves the right to bring additional concerns to the Staff’s attention if it deems it appropriate.

If you have any questions or comments regarding this letter, please contact either the undersigned at 410-347-8707 or D. Scott Freed at 410-347-8763.

Sincerely,

/s/ FRANK S. JONES, JR.
Frank S. Jones, Jr.

cc:	Sean R. Hunt

D. Scott Freed